Exhibit 1a

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension Committee
Mettler-Toledo, LLC Enhanced Retirement Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-31636) on Form S-8 of the Mettler-Toledo International, Inc. of our report dated June 28, 2024, with respect to the statements of net assets available for benefits (modified cash basis) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2023 and 2022, and the related supplemental schedule as of December 31, 2023, which report appears in the annual report on Form 11-K of the Mettler-Toledo, LLC Enhanced Retirement Savings Plan for the year ended December 31, 2023.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
June 28, 2024